SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No.  )*

Nuverra Environmental Solutions, Inc.

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

67091K 302

(CUSIP Number)

December 31, 2020

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☒	Rule 13d-1(c)
☐	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 67091K302

1	Names of Reporting Persons Newport Global Advisors LP

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With		5	Sole Voting Power 0

		6	Shared Voting Power 565,711

		7	Sole Dispositive Power 0

		8	Shared Dispositive Power 565,711

9	Aggregate Amount Beneficially Owned by Each Reporting Person 565,711

10	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11	Percent of Class Represented by Amount in Row (9) 3.587%

12	Type of Reporting Person (See Instructions) IA

CUSIP No. 67091K302

1	Names of Reporting Persons Timothy T. Janszen

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned by Each Reporting Person With		5	Sole Voting Power 0

		6	Shared Voting Power 565,711

		7	Sole Dispositive Power 0

		8	Shared Dispositive Power 565,711

9	Aggregate Amount Beneficially Owned by Each Reporting Person 565,711

10	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11	Percent of Class Represented by Amount in Row (9) 3.587%

12	Type of Reporting Person (See Instructions) HC

CUSIP No. 67091K302

1	Names of Reporting Persons Ryan L. Langdon

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned by Each Reporting Person With		5	Sole Voting Power 0

		6	Shared Voting Power 565,711

		7	Sole Dispositive Power 0

		8	Shared Dispositive Power 565,711

9	Aggregate Amount Beneficially Owned by Each Reporting Person 565,711

10	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11	Percent of Class Represented by Amount in Row (9) 3.587%

12	Type of Reporting Person (See Instructions) HC

CUSIP No. 67091K302

Item 1.
	(a)	Name of Issuer: Nuverra Environmental Solutions, Inc. (the “Issuer”)
	(b)	Address of Issuer’s Principal Executive Offices: 6720 N. Scottsdale Rd., Suite 0190 Scottsdale, AZ 85253

Item 2.
(a)

Name of Person Filing:
Newport Global Advisors LP

Timothy T. Janszen

Ryan L. Langdon

Newport Global Advisors LP (“Newport”), Timothy T. Janszen and Ryan L. Langdon have entered into a Joint Filing Agreement, dated February 9, 2021, a copy of which is filed with this Schedule 13G as Exhibit 99.1, pursuant to which such reporting persons have agreed to file this statement jointly in accordance with the provisions of 13d-1(k)(1) under the Securities Exchange Act of 1934.

	(b)	Address of Principal Business Office or, if none, Residence The principal business office of each reporting person is 21 Waterway Avenue, Suite 150, The Woodlands, TX 77380-3098.
	(c)	Citizenship: See Item 4 of the cover pages attached hereto.
	(d)	Title of Class of Securities: Common stock, par value $0.01 per share
	(e)	CUSIP Number: 67091K302

Item 3.	If this statement is filed pursuant to §§240.13d-1(b), or 240.13d-2(b) or (c), check whether the person filing is a:
	(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o);
	(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c);
	(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c);
	(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8);
	(e)	☐	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);
	(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);
	(g)	☐	A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G);
	(h)	☐	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
	(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);
	(j)	☐	A non-U.S. institution in accordance with § 240.13d-1(b)(1)(ii)(J);
	(k)	☐	Group, in accordance with § 240.13d-1(b)(1)(ii)(K).

Item 4.	Ownership
Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.
(a)

Amount beneficially owned:

In the aggregate, the reporting persons beneficially own 565,711 shares of common stock, consisting of 313,072 shares of common stock held directly by Newport Global Opportunities Fund I-A LP, 41,457 shares of common stock held directly by Newport Global Credit Fund (Master) LP and 211,182 shares of common stock held directly by Fidelity National Financial Title Insurance Company (together, the “Funds”). Voting and investment power over the securities held directly by the Funds is exercised by Newport pursuant to management agreements between each Fund and Newport. Newport is controlled by Timothy T. Janszen and Ryan L. Langdon. Each of the reporting persons disclaim beneficial ownership of the shares held directly by the Funds and the inclusion of these securities in this report shall not be deemed an admission of beneficial ownership of the reported securities for any purpose.

(b)

Percent of class:

3.587% (based on the Issuer’s aggregate of 15,772,420 shares of common stock outstanding as of October 30, 2020, as reported in the Issuer’s Form 10-Q, filed with the SEC on November 10, 2020).

(c) Number of shares as to which the person has:
(i) Sole power to vote or to direct the vote: See item 5 of the attached covered pages.
(ii) Shared power to vote or to direct the vote: See item 6 of the attached covered pages.
(iii) Sole power to dispose or to direct the disposition: See item 7 of the attached covered pages.
(iv) Shared power to dispose or to direct the disposition: See item 8 of the attached covered pages.

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following   ☒:

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.
Not Applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person.
Not Applicable.

Item 8.	Identification and Classification of Members of the Group.
Not Applicable.

Item 9.	Notice of Dissolution of Group.
Not Applicable.

Item 10.	Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under §240.14a–11.

Signatures

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 10, 2021

NEWPORT GLOBAL ADVISORS LP

Signature:	/S/ Anthony L. Longi, Jr.
By: Anthony L. Longi, Jr.
Title: Managing Director, Chief Operating Officer and Chief Compliance Officer

TIMOTHY T. JANSZEN

Signature:	/S/ Timothy T. Janszen

RYAN L. LANGDON

Signature:	/S/ Ryan L. Langdon